May 12, 2025

Gregg D. Adzema
Chief Financial Officer
Cousins Properties Inc.
3344 Peachtree Road NE, Suite 1800
Atlanta, GA 30326

       Re: Cousins Properties Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-11312
Dear Gregg D. Adzema:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K
Properties , page 21

1. We note you disclose total annualized rent on page 22. Please tell us and revise future filings to disclose your average effective annual rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account all tenant concessions, not just free rent. We note you disclose the weighted average net effective rent per square foot for new or renewed non-amenity leases in 2024 on page
       29.
2. We note the references in this section and in your MD&A to your properties being stabilized. In future Exchange Act periodic reports, please tell us what management considers in determining whether a property is not yet stabilized. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3. We note your disclosure on page 29 that the weighted average net effective rent per square foot, representing base rent excluding operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year
 May 12, 2025
Page 2

       signed in 2024, was $28.17 per square foot. In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases, and the amount of leases that were not renewed. Additionally, this disclosure should include a discussion of tenant improvement costs, leasing commissions, and tenant concessions. Further, please quantitatively discuss the relationship between expiring rents and current market rents.
4. We note the disclosure on page 30 regarding how you recognize revenue when the lease provides the tenant with an extension or early termination option. Please tell us and revise future filings to clarify the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.


5. We note your goal of maintaining a portfolio of newer and more efficient properties and that your portfolio consists primarily of lifestyle office buildings. Please clarify what you mean by newer and more efficient properties and lifestyle office buildings.
       Please tell us, and in future filings, please clarify, if the type of property or office building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction